[ANDREWS KURTH LLP LETTERHEAD]

November 4, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: H. Roger Schwall

  Re:
  Basic Energy Services, Inc.
  Registration Statement on Form S-1
  File No. 333-127517

Dear Mr. Schwall:

        Set forth below are the responses of Basic Energy Services, Inc., a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated October 21, 2005, with respect to the Company's Registration Statement on Form S-1, as amended (File No. 333-127517) (the "Registration Statement"). Where applicable, the Company's responses indicate the additions, deletions or revisions it included in Amendment No. 2 to the Registration Statement ("Amendment No. 2"). For your convenience, the responses are prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 2 that the Company is filing today via EDGAR.

Form S-1

General

1.
We remind you of prior comment 2. We may have additional comments once we have the opportunity to review any omitted exhibits, including the opinion of counsel that has not yet been filed.

  Response:    The Company has included with Amendment No. 2 all exhibits previously omitted, including the opinion of counsel, with the exception of the form of underwriting agreement which will be subsequently filed with the SEC.

Austin          Dallas          Houston          London           Los Angeles          New York          The Woodlands          Was hington, DC

Prospectus Summary, page 1

2.
We note your responses to prior comments 6, 7 and 8, and we have the following additional comments. Please revise your disclosure accordingly.

  •
  An example of disclosure that is not sufficiently concise is the section captioned "Our Competitive Strengths," which appears to repeat in its entirety the disclosure that appears at page 52. See prior comment 6.

  •
  We remind you that prior comment 6 asked for revisions to provide more balanced disclosure.

  •
  Based on your responses to our comments, it appears inappropriate to continue to refer to your company as enjoying a "Market Leadership Position." Instead it appears that your reference to your "significant" market share is more apt. In that regard, we note that your larger competitors are substantially larger and have a combined market share almost five times greater than yours.

  •
  Lastly, your reference to "leadership" in your core operating areas does not appear to be supported in those areas in which you rank behind the actual leaders. We note that you rank third and fourth in various areas, for example.

  Response:    The Company responds to each of the bullet points above as follows, respectively:

    •
    The Company has reviewed and revised the disclosure under "Our Competitive Strengths" and "Our Business Strategy" to summarize only the most important points. See pages 3-4 of Amendment No. 2.

    •
    In response to your request for more balance disclosure, the Company modified the Summary in Amendment No. 1: (1) to note the effect of all changes (rather than only increases) in customers' capital spending on page 1, (2) added a cross-reference to Risk Factors that may affect the Company's strategy on page 4, and (3) added on page 1 the utilization rate of 87% for the first six months of 2005 in addition to the prior comparisons of 78% in 2004 and 60% in 2002, thereby highlighting for investors on page 1 the current level of activity in these market. In Amendment No. 2, the Company (1) added on page 2 disclosure regarding the possibility that the Company may not be able to complete future acquisitions and (2) also made the changes referred to in the third and fourth bullet4s below.

    •
    The Company has revised the disclosure to reflect the Company's "Significant Market Position" rather than "Market Leadership Position." See pages 3 and 52 of Amendment No. 2.

    •
    The Company has revised the references to note the Company's "significant presence" in its core operating areas in the Strategy discussion rather than a "leadership position." See pages 4 and 53 of Amendment No. 2.

Risk Factors, page 10

3.
We reissue that part of prior comment 12 which is the subject of the third paragraph of your response. You may include this additional factual detail later in the prospectus if appropriate, but the Risk Factors section should not retain disclosure that serves to mitigate the risks you present.

  Response:    In response to your prior comment 12 and this reissued comment, the Company has revised the risk factor under "Our success depends on key members..." to highlight the fact that, notwithstanding employment agreements with key employees, the non-compete provisions of these agreements may not be enforceable. Also, the Company has added disclosure regarding the absence of key man life insurance on these employees, other than a policy on Mr. Huseman for $1 million. See page 13 of Amendment No. 2.

  In response to your prior comment 12 and this reissued comment, the Company has deleted the "although" clauses from "Our industry has experienced a high rate of turnover.... "and "We are subject to federal, state and local regulation..." See pages 12 and 14 of Amendment No. 2.

Selected Historical Financial Data, page 27

4.
Please provide an analysis that supports your conclusion that it is appropriate to disclose in your filing a measure that excludes recurring charges such as gains and losses on extinguishment of debt given the requirements of Item 10(e)1.ii(B) of Regulation S-K. In this regard we reissue prior comment 18.

  Response:    In response to this comment, the Company has modified the EBITDA definition to include recurring charges such as gains and losses on extinguishment of debt, as well as cumulative effects of accounting changes and discontinued operations. See page 27 of Amendment No. 2.

Management's Discussion and Analysis, page 30

5.
We note your disclosure revisions in response to prior comment 20, however, we were unable to locate your expanded disclosure reconciling your direct margin to the most directly comparable GAAP measure and how you have present such GAAP measures with equal or greater prominence to your non-GAAP measures. In this regard we reissue comment 30.

  Response:    The Company has revised the references to segment "direct margin" as "segment profits" to reflect the term used in the notes to the Company's financial statements. See pages 9, 29, 31-35, and 39-45 of Amendment No. 2.

Management, page 68

6.
Revise Mr. Webster's sketch to disclose when he became Co-Managing Partner of Avista Capital. Revise Mr. Krenek's sketch to describe his business experience from November 2001 through March 2002. Revise Mr. Fulton's sketch to clarify when in 2002 he became President and CEO of Frontier Drilling, and if this was later than January, describe his business experience in the interim period after leaving Merlin Offshore in November 2001. We are available if you wish to discuss further your response to prior comment 24.

  Response:    The Company has revised the sketches for Mr. Webster, Mr. Krenek and Mr. Fulton in response to this comment. See pages 69-71 of Amendment No. 2.

Employment Agreements, page 77

7.
We note your response to our prior comment 25. Please disclose the reasons for the portion of Mr. Huseman's bonus that is above the amount stated in his employment agreement. Similarly, disclose the information you provided in the third paragraph of your response to prior comment 27.

  Response:    The Company has disclosed the reasons for the portion of Mr. Huseman's bonus that is above the amount stated in the employment agreement and disclosed the information provided in the third paragraph of the Company's response to prior comment 27. See pages 78 and 82 of Amendment No. 2.

Underwriting, page 98

8.
We note your response to prior comment 33 and the language that the representatives propose to include. If accurate, generic references to members of the staff in the Division as a whole may be appropriate, but it appears incorrect to suggest that particular matters were reviewed by or with the Commission. Please revise or advise.

  Response:    The representatives of the underwriters have indicated to the Company that they will revise the language to be included in the communication to potential syndicate members to read as follows:

  "Online distribution of common stock of Basic Energy Services, Inc. may only be made pursuant to procedures for such distributions previously reviewed by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission."

9.
With regard to the materials that were the subject of prior comment 34(h), it appears inappropriate to require the reader to acknowledge that it has "read" or "understood" particular text or documents. For example, refer to the language to which the potential investor must agree and certify on the Indication of Interest form. We may have additional comments upon our review of any revisions.

  Response:    UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC who will administer the directed share program, has indicated to the Company that it will remove any requirement in the Indication of Interest form to be provided to each potential participant in the directed share program that the participant acknowledge that it has "read" or "understood" particular text or documents. The Staff is advised that there are no other directed share program materials that include such requirement. The Company will supplementally provide to the Staff a revised form of the Indication of Interest form.

Basic Energy Services, Inc. Financial Statements, F1-2

General

10.
We note your submission of Exhibit B quantifying dollar and percentage relationships of acquired companies to your historical financial statements provided in response to prior comment 36. Please submit the balance of your response describing the qualitative and quantitative parameters and thresholds of your materiality assessment and whether you have concluded disclosures required by paragraphs 51-54 of SFAS 141 are immaterial, if that is your view. Your response should clearly explain the basis for and how you arrived at your conclusion. In this regard we reissue prior comment 36.

  Response:    Paragraphs 51-54 of SFAS No. 141 require disclosures for material business combinations. The Company considered the Mas-Tech, Tommy's, B&F, New Force, FESCO and PWI acquisitions to be material acquisitions and provided the disclosures for these acquisitions required in paragraphs 51-54 in Note 3 to its audited financial statements on pages F1-16-F1-19. Based upon the relative purchase price and results of operations of the remaining acquisitions, the Company does not believe the remaining acquisitions are material, either individually or in the aggregate. As illustrated in Exhibit B to the Company's response letter to the Staff dated September 28, 2005, the aggregate significance of the purchase price of the insignificant acquisitions was 5.2%, 3.3% and 5.2% of the Company's total assets in 2002, 2003 and 2004, respectively. The aggregate significance of the income before taxes of the insignificant acquisitions was -8.5%, 4.2% and 5.8% of the Company's income before taxes in 2002, 2003 and 2004, respectively. The Company does not believe there are any qualitative factors that would make the insignificant acquisitions material, either individually or in the aggregate. Accordingly, the Company does not believe that disclosure of the insignificant acquisitions in 2002, 2003 or 2004 is required under paragraphs 51-54 of SFAS No. 141. However, the Company notes that it has disclosed the acquisition costs and potential contingent earn-out arrangements for all acquisitions completed, including the insignificant ones. See pages F1-16-F1-19 of Amendment No. 2.

Principles of Consolidation, page F1-6

11.
We note your response to prior comment 41 indicating that you do not have any subsidiaries that are less than wholly owned, therefore you believe the disclosure of the specific voting percentage and control criteria management uses to determine whether to consolidate a less than wholly owned subsidiary is not applicable. Please confirm, if true, that you have no interest in any other organization, entity, partnership, or contract that could require any evaluation under FIN 46R or ARB No. 51. Expand your consolidation policy to state this fact, if true.

  Response:    The Company has revised the description of its consolidation policy as requested. See pages F1-6 and F1-43 of Amendment No. 2.

Note 8, Mandatorily Redeemable Preferred Stock and Stockholders' Equity, F1-27

12.
We note your response to our prior comment 43 indicating that you had accreted $914,000 of the original discount related to your Series A Preferred Stock. Please expand your disclosures to respond to our request indicating whether the entire discount associated with the warrants issued with your Series A Preferred Stock was accreted on or before October 3, 2003. Also quantify the original discount.

  Response:    The original amount of the discount is currently disclosed in the fifth paragraph under Preferred Stock on page F1-28 as $4.3 million and $58,000 of offering expenses. The Company determined that the excess of the consideration received for the preferred stock over the book value of the preferred stock should have been treated as a reduction of net income available to common stockholders. Accordingly, Note 8 to the Company's audited financial statements has been revised and net income available to common stockholders and earning per share for 2003 have been restated. See pages F1-3, F1-28 and F1-33 of Amendment No. 2.

Note 11, EBITDA Contingent Warrants, page F1-31

13.
We note your response to prior comment 44 in which you have revised your statement of stockholder's equity to reflect dividends associated with your contingent warrants in fiscal year 2003, the period in which the contingency was resolved. As previously requested, please describe under which model you valued the warrants and the assumptions used in your valuation.

  Response:    The value of the warrants was determined based on the intrinsic value of the estimated fair value of the Company's common stock less the exercise price of the warrants of $.01 per share. Since the time period for expiration of the warrants (May 1, 2003) was such a short period from when the number of warrants to be issued was known (March 2003), the time value of the warrants and volatility of the Company's common stock had virtually no impact on the value of the warrants under an option pricing model. The fair value of the Company's common stock of $4.63 per share was estimated based on an internal valuation prepared by the Company. The Company notes that it issued common stock in the FESCO acquisition in October 2003 at $5.16 per share.

14.
We note your response to our prior comments 45 and 46 and remain unclear regarding your application of GAAP to your EBITDA contingent warrants. You indicate that you applied variable accounting. Please explain in greater detail why you believe it is appropriate to apply variable accounting to these equity instruments, with an analysis of all of the terms and conditions of the equity instrument. Please address the following:

  •
  Clarify whether the warrant agreement required that the performance criteria be fulfilled in order for the warrant to be exercisable.

  •
  Identify the "other subjective matters" which ultimately determined the number of warrants exercisable and whether these matters were specified in the original warrant agreement or subsequent thereto.

  •
  Cite the specific paragraphs of the authoritative literature you believe apply in accounting for the warrants and provide us a copy of the warrant agreement. We note that compensation would only be measured when both the number and price of the warrants are known. Refer to paragraph 10(b) of APB 25.

  •
  Tell us how you considered the application of SFAS 133 in connection with your warrants issued as dividends.

  •
  Describe to us how you determined in 2001 that 50% of the warrants would be awarded.

  Response:    The number of warrants to be exercisable was based on whether the Company achieved certain targeted levels of EBITDA performance in 2001 and 2002. Accordingly, a measurement date did not occur until the Company could determine whether the performance criteria had been met. The grant dates of the warrants were December 21, 2000 for the first award and August 23, 2001, for the second award. Paragraph 13 of APB No. 25 states "If the measurement date is later than the date of grant or award, an employer corporation should record the compensation expense each period from date of grant or award to measurement based on the quoted market price of the stock at the end of each period." In addition, footnote 1 of FIN No. 28 defines a variable plan award as "plans for which the number of shares of stock that may be acquired by or awarded to an employee or the price or both are not specified or determinable until after the date of grant or award." Accordingly, since the measurement date was after the grant date, the Company accounted for these contingent warrants issued to management as a variable stock award under paragraph 2 of FIN 28.

    •
    The original warrant agreements provided that the EBITDA calculations would exclude the projected EBITDA effects of certain acquisitions. In March 2003, management presented the adjusted EBITDA calculations to the Board of Directors which excluded actual EBITDA from acquisitions rather than projected EBITDA and which showed that the higher EBITDA targets had been achieved. The Board of Directors rejected management's calculation since it did not use projected EBITDA. However, rather than requiring management to revise the EBITDA calculations, the Board of Directors decided to award the management warrant holders 50% of the maximum number of exercisable warrants based on the EBITDA growth that the Company had achieved.

    •
    The Company will supplementally provide the Staff with a copy of the form of EBITDA warrant agreement.

    •
    The Company did not consider the application of SFAS 133 on the warrants issued as a stock dividend since the issuance date of the warrants (December 21, 2000) was prior to the effective date of SFAS No. 133 (January 1, 2001). However, the Company does not believe the warrants are derivatives under SFAS No. 133 paragraph 11a since the warrants are essentially indexed to its own stock and classified in stockholders' equity.

    •
    The Company has determined that, since the original performance criteria was not met, no compensation expense should have been recorded until 2003 when the Board of Directors awarded 50% of the warrants as settlement of the original awards. As described in Note 20 to the Company's audited financial statements, the Company has restated its consolidated financial statements for 2003 and 2002 for this change.

Note 11 Commitments and Contingencies, page F1-25

15.
We note your response to prior comment 47 and were unable to locate your disclosure modifications, as indicated in your response. We reissue comment 47.

  Response:    The Company has revised the disclosure as requested. See pages F1-25-26 and F1-51-52 of Amendment No. 2.

FESCO Holdings Inc. and Subsidiaries

Unaudited Consolidated Financial Statements

16.
We note your response to prior comment 35. Please provide audited financial statements for the nine-month period ended September 30, 2003. Refer to Rules 3-05 and 3-06 of Regulation S-X.

  Response:    In response to this comment and discussions with the Staff, the Company has included in Amendment No. 2 audited financial statements of FESCO for each of 2000, 2001 and 2002. Based on this disclosure, the Company does not believe audited financial statements for the nine months ended September 30, 2003 and 2002 are required by Rule 3-05. See the additional audited financial statements for 2000 and 2001 on pages F2-20-F2-40 of Amendment No. 2.

        Please do not hesitate to call the undersigned at (713) 220-4301 with any comments or questions regarding this letter or the above-referenced Registration Statement.

                      Very truly yours,

                      /s/ David C. Buck

                      David C. Buck

cc:
Jason Wynn (Securities and Exchange Commission)
Timothy Levenberg (Securities and Exchange Commission)
Kenneth V. Huseman (Issuer)
Alan Krenek (Issuer)
Sean Rice (Goldman, Sachs & Co.)
David Cunningham (Credit Suisse First Boston)
Thomas P. Mason (Vinson & Elkins L.L.P.)
Todd Strickler (Firm)